FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 27, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 27, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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23 May 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 1,200,000 of its ordinary shares at a price of 1239.1245p per share

Issued - London, United Kingdom 23 May 2003

GLAXOSMITHKLINE RECEIVES APPROVAL FROM THE EUROPEAN COMMISSION FOR SERETIDETM DISKUSTM FOR THE TREATMENT OF COPD

GlaxoSmithKline plc [LSE and NYSE: GSK] announced today that they have received an approval from the European Commission for the use of SeretideTM (Seretide Diskus 50/500, a combination of long-acting beta2-agonist, salmeterol and inhaled corticosteroid, fluticasone propionate) as a new treatment for patients with severe chronic obstructive pulmonary disease (COPD). Seretide is indicated for the symptomatic treatment of patients with severe COPD (FEV1<50% predicted normal) and a history of repeated exacerbations, who have significant symptoms despite regular bronchodilator therapy. Each EU Member State will now review the decision and grant a local language version of the approval.

"Today's approval of Seretide for COPD by the European Commission is not only a milestone for GSK, the world leader in respiratory medicine, but also for the millions of COPD patients in Europe. GSK is committed to fighting this debilitating disease and will continue to invest in research and development to improve the everyday lives of these sufferers", said Andrew Witty, President, Pharmaceuticals, Europe at GSK.

COPD is a major health concern in Europe, where it is the fifth largest killer1 and effects an estimated 340 million sufferers world-wide2. COPD, a multi-component disease, remains highly undiagnosed and is the only leading cause of death in the world to be increasing in prevalence3.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Seretide should be used with caution in patients with severe cardiovascular disorders. Some patients may experience an increase in heart rate or changes in heart rhythm.

For additional information, please refer to the full prescribing information for Seretide.

S M Bicknell
Company Secretary
23 May 2003
                                     -ENDS-

Notes to Editors:

Salmeterol / fluticasone propionate combination is marketed as SeretideTM DiskusTM in most European countries and as SeretideTM AccuhalerTM in the United Kingdom and is indicated for the treatment of asthma in adults and children (over the age of four years for the Accuhaler in the United Kingdom) for whom treatment with both inhaled corticosteroid and a long-acting beta2-agonist is appropriate. The licence varies depending on the country and it is recommended that journalists seek advice from the relevant GlaxoSmithKline local operating company.

Enquiries:

UK Media enquiries:                   Martin Sutton            (020) 8047 5502
                                      David Mawdsley           (020) 8047 5502

US Media enquiries:                   Nancy Pekarek            (215) 751  7709
                                      Mary Anne Rhyne          (919) 483  2839
                                      Patricia Seif            (215) 751  7709

European Analyst/Investor enquiries:  Duncan Learmouth         (020) 8047 5540
                                      Anita Kidgell            (020) 8047 5542
                                      Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:       Frank Murdolo            (215) 751  7002
                                      Tom Curry                (215) 751  5419


References:
1.Murray CJL, Lopez AD. Eds. The Global Burden of Disease: a comprehensive assessment of mortality and disability from diseases, injuries, and risk factors in 1990 and projected to 2002. Cambridge; Harvard University Press; 1996.

2. The World Health Report 1998. Life in the 21st Century. A vision for all. World Health Organisation, Geneva, 1998.

3. NHLBI/WHO Workshop Report. Global Initiative for Chronic Obstructive Lung Disease. Global Strategy for the diagnosis, management and prevention of chronic obstructive pulmonary disease, 2001.